Exhibit 99.2

Q2 & H1 2015 Results Review

July 29th, 2015

Safe Harbor Statement and Disclosures

All statements other than statements of historical fact contained in this conference call and accompanying materials including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. They may also include financial measures that are not in conformance with generally accepted accounting principles in the United States (GAAP). These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”,

“intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Company’s alliance with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

July 29th, 2015 Q2 & H1 2015

Results Review

2

Financial Highlights

3

Q2 2015 Highlights

Consolidated

Revenues at $7.0bn, down 10% on a constant currency basis (down 21.9% as reported)

Net income at $122mn, down $236mn vs. last year; Net income before restructuring and other exceptional items at $141mn EPS at $0.09; EPS before restructuring and other exceptional items at $0.11 Available Liquidity as of June 30, 2015 at $7.8bn (inclusive of $2.8bn in undrawn committed facilities)

Industrial Activities

Net Sales at $6.6bn, down 10% on a constant currency basis (down 22.5% as reported)

Operating Profit at $401mn, down 37.9% on a constant currency basis (down 40.9% as reported) with margin at 6.0% Net Industrial Debt as of June 30, 2015 at $3.0bn vs. $3.1bn at Mar. 31, 2015 and $2.7bn at Dec. 31, 2014 Net Industrial Cash Flow positive $519mn in Q2 2015 vs. positive $636mn in Q2 2014

July 29th, 2015 Q2 & H1 2015 Results Review 4

Q2 2015

From Operating Profit to Net Income

($mn) Q2 2015 Q2 2014 Ä

Industrial Activities Operating profit 401 678 (277)

Financial Services Operating profit 140 152 (12)

Elimination & Other (74) (94) 20

Operating Profit 467 736 (269)

Restructuring expenses (22) (30) 8

Interest expenses of Industrial Activities, net of interest income and eliminations (117) (158) 41

Other, net (93) (63) (30)

Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 235 485 (250)

Income taxes (126) (158) 32

Equity in income of unconsolidated subsidiaries and affiliates 13 31 (18)

Net Income 122 358 (236)

Net Income / (Loss) attributable to non-controlling interest (2) 4 (6)

Net Income attributable to CNH Industrial N.V. 124 354 (230)

($)

EPS (basic) 0.09 0.26 (0.17)

EPS (diluted) 0.09 0.26 (0.17)

Basic EPS before restructuring and other exceptional items 0.11 0.28 (0.17)

July 29th, 2015 Q2 & H1 2015 Results Review 5

Q2 2015

Cash Flow – Change in Net Industrial Debt

(3,051)

(3,016)

413 7

174

122

(136)

(61)	(279)

(205)

Positive Change in Working Capital of $413mn, up $146mn vs. Q2 2014, driven by reduction in inventory primarily in Agricultural Equipment and the increase in demand for Commercial Vehicles in EMEA

July 29th, 2015 Q2 & H1 2015 Results Review 6

Net Industrial Debt

Cash from / (used in) operating activities and Change in Net Debt

CASH FROM / (USED IN)

OPERATING ACTIVITIES

Cash absorption Cash generation

Q2 ‘15 648

Q1 ‘15 (899)

Q4 ‘14 1,655

Q3 ‘14 (504)

Q2 ‘14 832

Q1 ‘14 (1,672)

-3 -2 -1 0 1 2

Q2 CHANGE IN NET DEBT

Q2 ‘15 (205) (279) 519

Q2 ‘14 (374) 636 70

Net Industrial Cash Flow Dividend & Others FX Translation Effect

Net industrial cash flow at $519mn down $117mn vs. last year primarily due to decline in AG row crop sector

Maintained a steady dividend distribution per common share (€0.20 in

2014 and 2015)

Net Industrial Cash Flow of $519mn offset by dividend payment to shareholders and negative FX translation effects

July 29th, 2015 Q2 & H1 2015 Results Review 7

Q2 2015

Industrial Activities—Capex breakdown

TOTAL CAPEX ($MN)

200

-32%

136

Q2 2014 Q2 2015

BY CATEGORY

12%

New Products & Technology

42%

Maintenance & Other

46% Industrial Capacity Expansion &

LT Investments

BY SEGMENT

12%

Agricultural Equipment

Construction Equipment

30% 52%

Commercial Vehicles

Powertrain

6%

Delta % Q2 ’15 vs. Q2 ‘14

July 29th, 2015 Q2 & H1 2015 Results Review 8

Q2 2015

Financial Services performance

NET INCOME

105 98

-6.7%

Q2 2014 Q2 2015

KEY HIGHLIGHTS

Net income was $98mn, down 6.7% compared to Q2 2014

Negative impact of currency translation partially offset by reduced SG&A expenses

Retail originations at $2.4bn, down $0.4bn compared to Q2 ’14 mainly due to decline in AG sales

Managed portfolio* at $25.4bn (of which retail 65% and wholesale 35%) up $0.2bn compared to March 31, 2015. Excluding currency impact, managed portfolio decreased $0.2bn compared to March 31, 2015.

Delinquencies on-book over 30 days were 3.5%, down 1.0 p.p. vs.

Q2 ’14

Q2 ’15 Profitability ratios:

Gross Margin / Average Assets On-Book = 3.7%

RoA ** = 2.1%

Delta % Q2 ’15 vs. Q2 ‘14 (*) Including unconsolidated JVs

(**) RoA defined as: PBT / average managed assets annualized

July 29th, 2015 Q2 & H1 2015 Results Review 9

Q2 2015

Liquidity & Debt Maturity (June 30th, 2015)



Available Liquidity ($bn)
Debt Maturity Schedule[1] ($bn)
$7.8
$2.5
$2.6
$2.8
$3.4
$2.2
$1.1
As of 06/30/2015
6M 2015
2016
2017
2018
2019
Beyond
Cash
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Other

Company Available Liquidity

- **Available liquidity at June 30, 2015 was $7.8bn, compared to $7.2bn at March 31, 2015**

+ Cash generation from operating activities
+ Proceeds from the $600mn notes due 2018, issued by CNH Industrial Capital LLC (at 3.875% coupon)

− Dividend payment to shareholders
− Bank debt reduction

- $5.0bn of cash [2]
- $2.8bn undrawn under medium-term committed unsecured credit lines

Net Intersegment Balance ($bn)



6.0
4.0
2.0
0.0
(1.8)
Dec. '12
Dec. '13
Dec. '14
Mar. '15
Jun. '15

- Net Intersegment balance at **$1.8bn** at June 30, 2015 (**down $0.7bn** from March 31, 2015)

[1] Represents cash portion of debt maturities as of 06/30/2015
[2] Of which $0.7bn ABS related & Restricted Cash

July 29th, 2015 Q2 & H1 2015 Results Review 10

Industrial Activities Overview

11

Q2 2015

Industrial Activities (Net Sales and Operating Profit Composition)

(US GAAP, $/mn)

8,564

7,711

1,250

(853) 1,164 6,634

2,704 (1,077) 947

3,025

931 2,470

(10%) 794 (12.5%) 740

4,436

3,384 3,035

Q2’ 14 Organic Growth Q2 ‘15 @ constant FX Translation Q2 ‘15 as reported currency

Agricultural Equipment Construction Equipment Commercial Vehicles Powertrain

678

421 401

(257) (20)

(37.9%) (2.9%)

Q2 ‘14 Organic Growth Q2 ‘15 @ constant FX Translation Q2 ‘15 as reported currency

Industrial Activities

Impact on P&L

Q1 ’14 Q2 ‘14 Q2 ’15 June 30, 2015

Q2 ‘15 vs. Q2 ’14

$ / € 1.370 1.371 1.105 1.119

BRL / $ 2.366 2.231 3.074 3.101

$ / GBP 1.655 1.683 1.533 1.573

$ / AUD 0.897 0.933 0.778 0.769

Other,

11%

AUD, 3%

GBP, 2% EUR, 43%

CAD, 4%

BRL, 6%

USD, 31%

Note: Net Sales: Including Other Activities, Unallocated Items & Adjustment & Eliminations

(*) Quarterly average;

Note: Numbers may not add due to rounding

July 29th, 2015 Q2 & H1 2015 Results Review 12

Q2 2015

Industrial Activities (Net Sales & Operating Profit by Segment)

NET SALES ($MN)

Q2 2014 Q2 2015

8,564

6,634

4,436

3,035 -22.5%

2,704 2,470

931 740 1,250 947

-31.6% -8.7%

-20.5% -24.2%

(757) (558)

Agricultural Construction Commercial Powertrain Eliminations & Industrial

Equipment Equipment Vehicles Other Activities

(23.7%) (14.8%) 11.9% (6.9%) (10%)

Y-o-Y % change at constant currency

OPERATING PROFIT ($MN)

Q2 2014 Q2 2015

678

632

401

263

-40.9%

-58.4% 67

28 35 64 53

n.m. -17.2%

25% (21) (25) (17)

Agricultural Construction Commercial Powertrain Eliminations & Industrial

Equipment Equipment Vehicles Other Activities

8.7% 4.7% 2.7% 5.6% 6.0%

14.2% 3.0% (0.8%) 5.1% 7.9%

2015 Operating Margin 2014 Operating Margin

July 29th, 2015 Q2 & H1 2015 Results Review 13

Agricultural Equipment

Q2 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

13%

10% NAFTA

38% EMEA

LATAM

APAC

39%

24%

55%

Tractors

Combines

Other

21%

Net sales were $3.0bn down 23.7% on a constant currency basis compared to Q2 2014 (down 31.6% as reported)

Volumes (row crop sector primarily in NAFTA)

Net pricing across regions

OPERATING PROFIT WALK ($MN)

632

14.2%

19 23

29 16 263

(373) (83)

8.7%

Q2 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other Q2 ‘15

Mix

Operating Profit at $263mn, margin at 8.7%

Positive pricing Volume & Mix (row crop sector

primarily in NAFTA) including negative

industrial absorption

Cost control actions including FX negative translation effect primarily purchasing efficiencies on Euro and Brazilian Real with a one-

time negative impact from prior year

hedge positions on the Euro

Operating decremental margin at 26%

July 29th, 2015 Q2 & H1 2015 Results Review 14

Agricultural Equipment

Inventory management (units of equipment) – Industry units

Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1 -15 Q2-15

Company Inventory Dealer Inventory AG Retail Sales* AG Production*

Second quarter underproduction vs. retail of 14%

Company inventory down 17% vs. Q1 ‘15 and down 21% vs. Q2 ‘14

Industry Units

Q2 2015 FY 2015E

0-40 HP 5% Flat

40-140 HP 2% Flat to 5%

140+ HP (31%) (20%) to (25%)

NAFTA 1% Flat to (5%)

EMEA (7%) Flat to (5%)

LATAM (26%) (15%) to (20%)

APAC (3%) (10%) to (15%)

Worldwide (4%) (5%) to (10%)

Q2 2015 FY 2015E

NAFTA (31%) (25%) to (30%)

EMEA (9%) (5%) to (10%)

LATAM (19%) (25%) to (30%)

APAC (17%) (15%) to (20%)

Worldwide (17%) (15%) to (20%)

Production and inventory levels down 33% and 14% respectively vs. Q2 2014

(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data

July 29th, 2015 Q2 & H1 2015 Results Review 15

Agricultural Equipment

Management actions and Main Industry drivers

MANAGEMENT ACTIONS

TOTAL ROW CROP AG SG&A AG R&D

PRODUCTION EXPENSES ($ MN) EXPENSES ($ MN)

(41%) (18%) (26%)

Q2 14 Q2 15 Q2 14 Q2 15 Q2 14 Q2 15

Continuous y-o-y production slow down in row crop segment and cost containment actions in SG&A and R&D to offset negative absorption

INDUSTRY DRIVERS

MONTHLY COMMODITY PRICE (US$ PER METRIC TON) *

$800

$528

$600 (32%)

$355

$400 $307

$210 (32%)

$200

$203 (18%)

$167

$0

08 08 08 09 09 10 10 11 11 12 12 13 13 14 14 15

Jan Jun Dec Jun Dec Jun Dec Jun Dec Jun Dec Jun Dec Jun Dec Jun

SOYBEANS CORN WHEAT Delta % y-o-y

US ACREAGE FORECAST (MN) **

110

100 90.6 88.9 (1.9%)

90

80 83.7 85.1 +1.7%

70

60 56.8 56.1

(1.3%)

50

40

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E

CORN SOYBEANs WHEAT Delta % y-o-y

CNH INDUSTRIAL’S AUSTRIAN PLANT ACHIEVES REGION’S

FIRST WORLD CLASS MANUFACTURING SILVER DESIGNATION

While undertaking rigorous cost containment actions, company remains focused on achieving best-in-class WCM standards across plants

First plant (in AG segment) to receive a silver WCM designation in the EMEA region

Delta % Q2 ’15 vs. Q2 ‘14

(*) Source: IHS Global Insight; Commodity spot as per CME Group (**) Source: USDA June 30, 2015

July 29th, 2015 Q2 & H1 2015 Results Review 16

Construction Equipment

Q2 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

10%

12% NAFTA

EMEA

58% LATAM

APAC 1%

20%

56%

Light

Heavy

Other

43%

Net sales were $740mn down 14.8% on a constant currency basis

(down 20.5% as reported)

Volume (primarily LATAM)

OPERATING PROFIT WALK ($MN)

7	35

28 10

2
6

4.7%

3.0% 5

(23)

Q2 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other Q2 ‘15

Mix

Operating Profit at $35mn vs. $28mn last year,

margin at 4.7% up 1.7 p.p.

Efficiency Program in SG&A LATAM volume & mix

and R&D costs

July 29th, 2015 Q2 & H1 2015 Results Review 17

Construction Equipment

Inventory management (units of equipment) – Industry units

Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1-15 Q2-15

Company Inventory Dealer Inventory CE Retail Sales* CE Production*

Second quarter overproduction vs. retail of 16%

Industry Units

Q2 2015 FY 2015E

NAFTA 6% Flat to 5%

EMEA 1% Flat to 5%

LATAM (22%) (20%) to (25%)

APAC (11%) (10%) to (15%)

Worldwide (1%) Flat to (5%)

Q2 2015 FY 2015E

NAFTA (6%) Flat

EMEA (2%) Flat to (5%)

LATAM (43%) (30%) to (35%)

APAC (25%) (20%) to (25%)

Worldwide (18%) (10%) to (15%)

Q2 2015 overproduction to in anticipation of Q3 holiday shutdown

Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change

July 29th, 2015 Q2 & H1 2015 Results Review 18

Commercial Vehicles

Q2 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

9% 9%

14% EMEA

16% Trucks

LATAM

Buses

APAC

Specialty Vehicles

77%

75%

OPERATING PROFIT WALK ($MN)

16 5 67

21

56 (8)

(2)	2.7%

(0.8%)

(21)

Q2 ‘14 Volume / Pricing, net Prod. Cost SG&A R&D FX / Other Q2 ‘15

Mix

Net Sales at $2.5bn, up 11.9% on a constant currency basis (down 8.7% as reported)

EMEA volumes (Trucks and Buses) LATAM (mainly in Brazil heavy truck)

partially offset by recovery in

APAC volumes (Buses) Argentina

Operating Profit at $67mn up $88mn vs. last year, margin at 2.7%

Volume & Mix in EMEA Regulatory R&D

Pricing in EMEA and LATAM

Industrial efficiencies

(K units)

40.2

37.8 Q2 2014 Q2 2015 33.4

31.4 33.1 30.4

25.6 24.0

+14% +32%

3.5 4.1

4.5 3.7 3.0 2.8 2.9 2.6

EMEA LATAM APAC TOTAL EMEA LATAM APAC TOTAL

Q2 2015 Book to Bill at 1.06 up 0.16 vs. last year

Q2 2015 order intake in EMEA Trucks up 49% (with strong double digit increase across segments)

July 29th, 2015 Q2 & H1 2015 Results Review 19

Commercial Vehicles

Inventory management (units of equipment) – Industry units

Q1 ‘13 Q2 ‘13 Q3 ‘13 Q4 ‘13 Q1 ‘14 Q2’14 Q3 ‘14 Q4 14 Q1 15 Q2 15

Company Inventory Dealer Inventory

CVs Retail Sales* CVs Production*

Second quarter overproduction vs. retail at 11% with EMEA up 13%

Industry Units

Q2 2015 FY 2015E

EMEA* 17.4% 10% to 15%

LATAM* (35.2%) (35%) to (40%)

APAC* (6.3%) ~ (10%)

Overproduction in Q2 to build inventory to cover Q3 scheduled shutdowns

* Reflects aggregate for key markets where the Company competes: EMEA: 28 member countries of the European Union,; LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand

July 29th, 2015 Q2 & H1 2015 Results Review 20

Commercial Vehicles

Focus on EMEA Trucks

EUROPEAN ROAD FREIGHT VOLUMES *

(INDEXED LEVEL)

120

100

80

60

40

20

1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016

European road freight volumes (Jan ‘07 = 100) 12-month avg.

EMEA TRUCKS – Q2 ’15 ORDER INTAKE (K/UNITS)

EMEA Trucks up 49% vs. Q2 2014

+49% (EU28 up 45% and AME up 96%)

• Light up 43% (EU28 up 41%

and AME up 3.5x)

• Medium up 35% (EU28 up

35% and AME up 24%)

Q2 ‘14 Q2 ‘15 • Heavy up 67% (EU28 up 62%

Light Medium Heavy and AME up 85%)

IVECO TRUCKS—EUROPEAN STRATEGY

Light: leverage New Daily complete line-up, in particular the class exclusive Hi-Matic automatic transmission, to improve pricing and grow share in

Premium North European markets

Medium: expand leadership with double offering of upper end Daily 7.2T and Eurocargo

Heavy: capitalize on unique Euro VI Hi-SCR technology resonating well with Best-in-Class TCO value-player positioning

EU28 – Q2 ’15 MARKET SHARE (%)

11.5%

Q1 ‘14 Q2 ‘14 Q3 ‘14 Q4 ‘14 Q1 ‘15 Q2 ‘15

31.7%

Q1 ‘14 Q2 ‘14 Q3 ‘14 Q4 ‘14 Q1 ‘15 Q2 ‘15

7.7%

Q1 ‘14 Q2 ‘14 Q3 ‘14 Q4 ‘14 Q1 ‘15 Q2 ‘15

European Truck market share at

11.5% up 0.6 p.p. vs. Q2 2014

Light at 11.5% up 0.6 p.p. vs. Q2 2014 (June at 12.0% up 1.6 p.p. vs. May)

Medium at 31.7% up 3.7 p.p. vs. Q2 2014 (June at 30.7% up 4.8 p.p. vs. May )

Heavy at 7.7% up 0.4 p.p. vs. Q2 2014 (June at 8.8% up 1.3 p.p. vs. May)

* Sources: Rementum Research, European road authorities

July 29th, 2015 Q2 & H1 2015 Results Review 21

Powertrain

Q2 2015 Financial Results

NET SALES BY REGION & PRODUCT ($)

15% 3%

8% NAFTA

EMEA

LATAM

APAC

74%

11%

2%

Engines

Gearboxes

Axles

87%

KEY HIGHLIGHTS

Net sales were $947mn, down 6.9% on a constant currency basis compared to 2014 (down 24.2% as reported), on lower volumes due to decreased agricultural equipment demand and the 2014 wrap-up of Tier 4 final transition engine inventory for the off-road segment

Operating profit of $53mn, substantially flat on a constant currency basis (down $11mn as reported), with an operating margin of 5.6% (up 0.5 p.p. vs. 2014)

Product Mix Volumes

Industrial efficiencies

including purchasing savings

July 29th, 2015 Q2 & H1 2015 Results Review 22

Powertrain

Units Sold (% change y-o-y)

Units Sold

Q2 ’15 vs. Q2 ’14

ENGINES (16%)

TRANSMISSIONS 14%

AXLES 17%

KEY HIGHLIGHTS

Units sold by business line

Engines down 16% to 134.8k units (CV 35%, AG 10%, CE 4% and 51% to external customers); third party sales at

69k units

Transmissions up 14% to 20.9k units

Axles up 17% at 51.8k units

Engines sold to third party at 51% vs. 46% in Q2 2014

July 29th, 2015 Q2 & H1 2015 Results Review 23

FY 2015E US GAAP Financial Targets

24

H2 2015E

Preliminary view

AG Unit Production FY Average (Ä)

(28%) (12%) NEW OLD

~(21%) (14%)

H1 2014 H1 2015 H2 2014 H2 2015E

Ä H1 ‘15 vs. H1 ‘14 Ä H2 ’15E vs. H2 ’14 FY 2014 Average FY 2015E Average

CE Unit Production FY Average (Ä)

(2%) (18%) NEW OLD

(10%) +4%

H1 2014 H1 2015 H2 2014 H2 2015E

Ä H1 ‘15 vs. H1 ‘14 Ä H2 ’15E vs. H2 ’14 FY 2014 Average FY 2015E Average

CV Unit Production FY Average (Ä)

+12% +15%

NEW OLD

+15% +15%

H1 2014 H1 2015 H2 2014 H2 2015E

Ä H1 ‘15 vs. H1 ‘14 Ä H2 ’15E vs. H2 ’14 FY 2014 Average FY 2015E Average

Agricultural Equipment

Further downward revision in demand to reflect protracted market weaknesses in the row crop segment in NAFTA and LATAM

Construction Equipment

Depressed market conditions in LATAM demanding production adjustment of more than 50% in H2 in the region

NAFTA and EMEA continues to show signs of recovery

Commercial Vehicles

EMEA recovery ahead of initial expectation

LATAM depressed scenario on lower subsidy availability

Continuous tight control on structural and discretionary costs to mitigate negative volume absorption

July 29th, 2015 Q2 & H1 2015 Results Review 25

FY 2015E US GAAP Financial Targets

As a result of continued demand weakness in the agricultural row crop sector and in order to foster additional clearing of finished goods inventory, primarily in the North American and LATAM markets, the Company will adjust production accordingly in the second half of 2015

Full year guidance is therefore updated as follows to reflect the negative impact on operating margin and the positive impact on working capital due to these production adjustments:

Net sales of Industrial Activities in the range of $26-27 billion, with an operating margin of Industrial Activities between 5.6% and 6.0%;

Net industrial debt at the end of 2015 between $2.0 billion and $2.2 billion

Note: Guidance – FX $/€ assumed at 1.10 – BRL/$ assumed at 3.10

July 29th, 2015 Q2 & H1 2015 Results Review 26

Appendix

27

Q2 2015

Results highlights (IFRS $ & US GAAP $) – delta with previous year

REVENUES Trading Profit Operating Profit MARGIN

(IFRS) Ä (US GAAP) Ä (IFRS) Ä (US GAAP) Ä (IFRS) (US GAAP)

Agricultural Equipment 3,035 (1,401) 3,035 (1,401) 211 (400) 263 (369) 7.0% 8.7%

Construction Equipment 740 (191) 740 (191) 19 (15) 35 7 2.6% 4.7%

Commercial Vehicles 2,531 (225) 2,470 (234) 56 95 67 88 2.2% 2.7%

Powertrain 949 (303) 947 (303) 50 (15) 53 (11) 5.3% 5.6%

Other Activities, Unallocated Items, Elim. & Other (558) 199 (558) 199 (17) (1) (17) 8

Industrial Activities 6,697 (1,921) 6,634 (1,930) 319 (336) 401 (277) 4.8% 6.0%

Financial Services 491 (37) 423 (45) 138 (8) 140 (12) 28.1% 33.1%

Eliminations (128) 10 (99) 22 —— (74) 20

Group 7,060 (1,948) 6,958 (1,953) 457 (344) 467 (269) 6.5% 6.7%

NET PROFIT / (LOSS) EPS (Basic)

(IFRS) (US GAAP) (IFRS) (US GAAP)

Attributable to CNH Industrial N.V. 178 (221) 124 (230) 0.13 (0.16) 0.09 (0.17)

Attributable to non-controlling interest (1) (5) (2) (6)

Group 177 (226) 122 (236)

July 29th, 2015 Q2 & H1 2015 Results Review 28

H1 2015

Results highlights (IFRS $ & US GAAP $) – delta with previous year

REVENUES Trading Profit Operating Profit MARGIN

(IFRS) Ä (US GAAP) Ä (IFRS) Ä (US GAAP) Ä (IFRS) (US GAAP)

Agricultural Equipment 5,612 (2,530) 5,612 (2,530) 368 (685) 467 (629) 6.6% 8.3%

Construction Equipment 1,342 (363) 1,342 (363) 15 (20) 35 4 1.1% 2.6%

Commercial Vehicles 4,622 (488) 4,507 (505) 34 147 68 159 0.7% 1.5%

Powertrain 1,853 (604) 1,848 (603) 78 (17) 89 (9) 4.2% 4.8%

Other Activities, Unallocated Items, Elim. & Other (1,050) 483 (1,050) 483 (36) (1) (35) 9

Industrial Activities 12,379 (3,502) 12,259 (3,518) 459 (576) 624 (466) 3.7% 5.1%

Financial Services 985 (52) 836 (72) 265 (11) 269 (17) 26.9% 32.2%

Eliminations (237) 29 (177) 57 —— (142) 32

Group 13,127 (3,525) 12,918 (3,533) 724 (587) 751 (451) 5.5% 5.8%

NET PROFIT / (LOSS) EPS (Basic)

(IFRS) Ä (US GAAP) Ä (IFRS) Ä (US GAAP) Ä

Attributable to CNH Industrial N.V. 206 (338) 146 (308) 0.15 (0.25) 0.11 (0.22)

Attributable to non-controlling interest 1 (4) (1) (6)

Group 207 (342) 145 (314)

July 29th, 2015 Q2 & H1 2015 Results Review 29

Q2 2015

Efficiency Program – update

Q2 2015 Program to date

Total charges $21mn * $217mn

Agricultural Equipment $3mn $52mn

Construction Equipment — $39mn

Commercial Vehicles $18mn $126mn

*	$1mn restructuring charge referring to FS excluded from the Efficiency Program

July 29th, 2015 Q2 & H1 2015 Results Review 30

H1 2015

From Operating Profit to Net Income

($mn) H1 2015 H1 2014 Ä

Industrial Activities Operating profit 624 1,090 (466)

Financial Services Operating profit 269 286 (17)

Elimination & Other (142) (174) 32

Operating Profit 751 1,202 (451)

Restructuring expenses (34) (42) 8

Interest expenses of Industrial Activities, net of interest income and eliminations (223) (299) 76

Other, net (168) (157) (11)

Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 326 704 (378)

Income taxes (203) (301) 98

Equity in income of unconsolidated subsidiaries and affiliates 22 56 (34)

Net Income 145 459 (314)

Net Income / (Loss) attributable to non-controlling interest (1) 5 (6)

Net Income attributable to CNH Industrial N.V. 146 454 (308)

($)

EPS (basic) 0.11 0.33 (0.22)

EPS (diluted) 0.11 0.33 (0.22)

Basic EPS before restructuring and other exceptional items 0.13 0.41 (0.28)

July 29th, 2015 Q2 & H1 2015 Results Review 31

Q2 & H1 2015

Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)

Second Quarter First Half

2015 2014 2015 2014

Net Income 122 358 145 459

Restructuring expenses, net of tax 19 24 29 36

Other exceptional items, net of tax ——— 64

Net Income before restructuring and other exceptional items 141 382 174 559

Net Income before restructuring and other exceptional items

143 378 175 554

attributable to CNH Industrial N.V.

Weighted average shares outstanding 1,361 1,354 1,360 1,353

Basic EPS before restructuring and exceptional items 0.11 0.28 0.13 0.41

July 29th, 2015 Q2 & H1 2015 Results Review 32

Q2 & H1 2015

Operating Profit US GAAP to Trading Profit IFRS—Reconciliation

The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:

Second Quarter First Half

% of % of % of % of

2015 2014 2015 2014

Net Sales Net Sales Net Sales Net Sales

US GAAP—Industrial Operating Profit 401 6.0% 678 7.9% 624 5.1% 1,090 6.9%

Development costs, net 19 82 9 142

Reclassification of Interest compensation (75) (94) (146) (180)

Other Adjustments & Reclassifications, net (26) (11) (28) (17)

Total Adjustments & Reclassifications (82) (23) (165) (55)

IFRS—Industrial Trading Profit 319 4.8% 655 7.6% 459 3.7% 1,035 6.5%

July 29th, 2015 Q2 & H1 2015 Results Review 33

Q2 & H1 2015

Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS—Reconciliation

The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:

Second Quarter First Half

2015 EPS 2014 EPS 2015 EPS 2014 EPS

Net Income attributable to CNH Industrial N.V. 124 0.09 354 0.26 146 0.13 454 0.33

Plus: Net Income attributable to non-controlling interest (2) 4 (1) 5

Net Income in accordance with US GAAP 122 358 145 459

Development costs, net 19 82 9 142

Others, net 15 9 38 (4)

Taxes 21 (46) 15 (48)

Total adjustment 55 45 62 90

Profit/(loss) in accordance with IFRS 177 403 207 549

Less: Profit/(Loss) attributable to non-controlling interest (1) 4 1 5

Profit/(Loss) attributable to CNH Industrial N.V. 178 0.13 399 0.29 206 0.15 544 0.40

July 29th, 2015 Q2 & H1 2015 Results Review 34

June 30, 2015

Total Equity – US GAAP to IFRS Reconciliation

Jun. 30, 2015 Dec. 31, 2014

Total Equity in accordance with US GAAP 4,838 4,961

(a)	Development costs, net 2,655 2,819
(b)	Goodwill and other intangible assets (117) (122)
(c)	Defined benefit plans (33) (6)
(d)	Restructuring provision (8) (12)
(e)	Other adjustments (2) (16)
(f)	Tax impact on adjustments (773) (815)
(g)	Deferred tax assets and tax contingencies recognition 806 768

Total adjustment 2,528 2,616

Total Equity in accordance with IFRS 7,366 7,577

July 29th, 2015 Q2 & H1 2015 Results Review 35

Q2 & H1 2015

Cash Flow – Change in Net Industrial Debt (US GAAP)

(US$/mn) Q2 2015 Q2 2014 Ä H1 2015 H1 2014 Ä

Net Debt of Industrial Activities at the beginning of period (3,051) (4,024) 973 (2,691) (2,214) (477)

Net income 122 358 (236) 145 459 (314)

Amortization and depreciation (*) 174 183 (9) 346 358 (12)

Change in provision and similar, and item related to assets sold under buy-back

(61)	24 (85) (116) 87 (203)

commitments and asset under operating lease

Change in working capital 413 267 146 (626) (1,744) 1.118

Investments in property, plant and equipment and intangible assets (*) (136) (200) 64 (224) (342) 118

Other changes 7 4 3 2 24 (22)

Net Industrial cash flow 519 636 (117) (473) (1,158) 685

Capital increases, dividends (279) (374) 95 (277) (373) 96

Currency translation differences (205) 70 (275) 425 53 372

Change in Net debt of Industrial Activities 35 332 (297) (325) (1,478) 1,153

Net Debt of Industrial Activities at the end of period (3,016) (3,692) 676 (3,016) (3,692) 676

(*) Excluding assets sold under buy-back commitments and assets under operating lease

July 29th, 2015 Q2 & H1 2015 Results Review 36

Q2 2015

Gross Debt—Breakdown

Industrial Financial Services Industrial Financial Services

3.2 2.3 Bank Debt 2.8 2.5

4.9 3.5 Capital Market 5.0 4.1

0.2 0.1 Other Debt 0.2 0.1

8.3 5.9 Cash Maturities 8.0 6.6

0.0 10.0 ABS / Securitization 0.0 10.3

0.0 1.1 Warehouse Facilities 0.0 0.8

0.0 1.4 Sale of Receivables 0.0 1.6

0.0 12.5 Securitization and Sale of Receivables (on book) 0.0 12.7

0.8 3.3 Intersegment Financial Payables 0.8 2.7

9.1 21.6 Total Debt 8.8 22.0

3.3 0.8 Intersegment Financial Receivables 2.7 0.8

2.7 1.8 Cash & Mkt Securities 3.1 1.9

3.1 19.0 Net Debt 3.0 19.3

Note: Numbers may not add due to rounding

July 29th, 2015 Q2 & H1 2015 Results Review 37

Q2 2015

Debt Maturity Schedule—Breakdown

Outstanding

6M 2015 2016 2017 2018 2019 Beyond

June 30, 2015

5.2 Bank Debt 1.3 1.7 0.7 0.8 0.5 0.2

9.1 Capital Market 1.1 0.9 2.1 2.6 1.7 0.8

0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1

14.6 Cash Portion of Debt Maturities 2.5 2.6 2.8 3.4 2.2 1.1

(5.0) Cash & Marketable Securities

(0.7) of which ABS related

(2.8) Undrawn committed credit lines

(7.8) Total Available Liquidity

Note: Numbers may not add due to rounding

July 29th, 2015 Q2 & H1 2015 Results Review 38

Geographic Information

Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as

NAFTA: United States, Canada and Mexico

LATAM: Central and South America, and the Caribbean Islands

APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)

EMEA: 28 member countries of the European Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)

Market Share / Market Position Data

Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in

Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.

For Commercial Vehicles regions are defined for both market share and TIV as: Europe (28 countries reflecting key market where the segment competes); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand)

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

July 29th, 2015 Q2 & H1 2015 Results Review 39

Non-GAAP Financial Measures

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

Operating Profit under US GAAP

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Trading Profit under IFRS

Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

Net income (loss) before restructuring and exceptional items

Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Working Capital

Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net

Constant Currency Basis

CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

July 29th, 2015 Q2 & H1 2015 Results Review 40

Contacts

Investor Relations Team

Federico Donati – Head of Investor Relations +39 (011) 00 —62756

Noah Weiss – Investor Relations North America +1 (630) 887 —3745

e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com

July 29th, 2015 Q2 & H1 2015 Results Review 41